SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                                SCHEDULE 13G
                               (Rule 13d-102)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED
         PURSUANT TO RULES 13d-1(b), (c) AND (d)  AND AMENDMENTS
                 THERETO FILED PURSUANT TO RULE 13d-2(b)
                             (AMENDMENT NO. _)




                          HOMESTEAD BANCORP, INC.
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                             (Name of Issuer)



                  Common Stock, Par Value $.01 Per Share
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                      (Title of Class of Securities)



                                437698 10 3
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                              (CUSIP Number)



                              March 6, 2000
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         (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [ ]     Rule 13d-1(b)
          [X]     Rule 13d-1(c)
          [ ]     Rule 13d-1(d)


                              Page 1 of 5 Pages

CUSIP NO. 437698 10 3                                        Page 2 of 5 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Lawrence C. Caldwell, Jr.
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)   [ ]
                                                                   (b)   [ ]

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3.   SEC USE ONLY

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4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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5.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
     VOTING POWER

     55,414
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6.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED
     VOTING POWER

     5,522
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7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
     DISPOSITIVE POWER

     42,796
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8.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED
     DISPOSITIVE POWER

     5,522
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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     60,936
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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                        [ ]
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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.4%
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12.  TYPE OF REPORTING PERSON

     IN
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CUSIP NO. 437698 10 3                                        Page 3 of 5 Pages


Item 1(a) Name of Issuer:

          Homestead Bancorp, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

          195 North Sixth Street
          Ponchatoula, Louisiana 70454

Item 2(a) Name of Person Filing:

          Lawrence C. Caldwell, Jr. Mr. Caldwell is the President and Chief Executive Officer of the Issuer.

Item 2(b) Address of Principal Business Office or, if None, Residence:

          Homestead Bancorp, Inc.
          195 North Sixth Street
          Ponchatoula, Louisiana 70454

Item 2(c) Citizenship:

          United States

Item 2(d) Title of Class of Securities:

          Common Stock, par value $.01 per share

Item 2(e) CUSIP Number:

          437698 10 3

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

          If this statement is filed pursuant to Rule 13d-1(c), check this box.[X]

Item 4.   Ownership.

          (a)  Amount beneficially owned:

               60,936

CUSIP NO. 437698 10 3                                        Page 4 of 5 Pages



          (b)  Percent of class: 5.4%

          (c) Number of shares as to which such person has:

          (i)    Sole power to vote or to direct the vote   55,414
          (ii)   Shared power to vote or to direct the vote  5,522
          (iii)  Sole power to dispose or to direct the disposition of 42,796
          (iv)   Shared power to dispose or to direct the disposition of 5,522

          Excludes the unallocated shares held by the ESOP, of which Mr. Caldwell is one of three trustees. Also excludes the unvested options Mr. Caldwell was awarded which are not exercisable within the next 60 days. The 55,414 shares as to which Mr. Caldwell has sole voting power include 10,907 shares that may be received upon exercise of stock options which are either currently exercisable or exercisable within the next 60 days, 12,618 restricted shares that have not yet vested under the Issuer's Recognition and Retention Plans, and 567 shares allocated to Mr. Caldwell's account under the Issuer's Employee Stock Ownership Plan. Mr. Caldwell does not have dispositive power over the 12,618 unvested restricted shares. The 5,522 shares as to which Mr. Caldwell has shared voting and dispositive power consists of 3,522 shares owned jointly with his spouse and 2,000 shares owned by his spouse.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable since Mr. Caldwell owns more than 5% of the class.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable since Mr. Caldwell is not a member of a group.

Item 9.   Notice of Dissolution of Group.

          Not applicable since Mr. Caldwell is not a member of a group.


CUSIP NO. 437698 10 3                                        Page 5 of 5 Pages



Item 10.  Certifications.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                                  SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                      /s/ Lawrence C. Caldwell, Jr.
March 15, 2000                     By:--------------------------------
                                          Lawrence C. Caldwell, Jr.